UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fansteel Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

307260208
(CUSIP Number)

Kenneth J. Cooper Pension Benefit Guaranty Corp. Office of General Counsel 1200 K Street, N.W., Rm 11509 Washington, D.C. 20005 (202) 326-4400 ext. 3754
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502 16C 10 8[
1	Name Of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Pension Benefit Guaranty Corporation, Tax ID No. 52-1042410
2	Check the Appropriate Box if A Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)	☐
6	Citizenship or Place of Organization District of Columbia
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by Pacholder Associates, Inc. (“Pacholder”) on March 8, 2004.  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2 is hereby amended to read as follows:

Item 2. Identity and Background.

The person filing this statement is the Pension Benefit Guaranty Corporation (“PBGC”).  PBGC’s business address is 1200 K Street, NW, Washington, D.C. 2005.  PBGC is a wholly-owned United States Government corporation established under 29 U.S.C. Section 1302.  PBGC administers the pension plan termination insurance program created under Title IV of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Pursuant to an Investment Advisory Agreement dated October 1, 1999 between Pacholder and Pension Benefit Guaranty Corporation (“PBGC”), PBGC had assigned investment and voting authority with respect to its shares of Common Stock of Fansteel, Inc. (the “Common Stock”) to Pacholder, a predecessor-in- interest to J.P. Morgan Investment Management Inc., a wholly owned subsidiary of JPMorgan Chase & Co (“JPMorgan”).  Pursuant to an Agreement for Sale of Stock dated April 1, 2008 (the “Sale Agreement”) with Greenwich Investment Company (“Greenwich”), JPMorgan sold PBGC’s shares of the Common Stock for the benefit of PBGC.

Item 4 is hereby amended to read as follows:

Item 4. Purpose of Transaction.

After the sale of 773,735 shares of Common Stock on April 1, 2008 by PBGC pursuant to the Sale Agreement, the Reporting Person owns no shares of Common Stock in the aggregate.

Item 5 is hereby amended to read as follows:

Item 5. Interest in the Securities of the Issuer.

(a)    As of the date of this filing, PBGC owns of record or beneficially no shares of Common Stock.

(b)    PBGC had assigned investment and voting authority with respect to its shares of Common Stock to JPMorgan.  PBGC retained the right to revoke this assignment, and therefore, was a beneficial owner of these shares.

(c)    As a result of the Sale Agreement, the number of shares of Common Stock owned by PBGC has been reduced from 773,735 to 0.

(d)    Other than the Sale Agreement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, PBGC’s shares of Common Stock.

(e)    The Reporting Persons ceased to be five percent (5%) beneficial owners of the Common Stock on April 1, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2008

PENSION BENEFIT GUARANTY CORP.

By:	/s/ Patricia Kelly
Name: Patricia Kelly
Title Chief Financial Officer